Filed by Gentherm Incorporated

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Gentherm Incorporated

Commission File No.: 000-21810

The following is a transcript of a video announcement made by Bill Presley, CEO of Gentherm on January 29, 2026 in connection with the proposed business combination between Gentherm Incorporated (“Gentherm”) and Platinum SpinCo Inc. (“SpinCo”), a wholly owned subsidiary of Modine Manufacturing Co. (“Modine”)

B. Presley Video Script for Modine Performance Technologies Employees

•	Hi everyone – I’m Bill Presley, CEO of Gentherm.

•	On behalf of my entire team, we look forward to bringing our companies together and welcoming you to Gentherm.

•	We’ve long admired the business you’ve built: a proud history, a strong and growing platform, and deep customer trust to deliver mission-critical solutions.

•	We have great respect for the growth of your company and accomplishments over the last few years to strengthen your business and position it for the future.

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You’ve strategically focused your product portfolio and improved your operations to set the business up for strong growth and margins – this takes hard work and dedication. I admire the 80/20 philosophy, and I know Gentherm will benefit from this mindset.

•	Through this process, I’ve had the privilege of getting to know Jeremy and your leadership team, and I’ve been impressed by the team’s strategic vision and operational discipline.

•	I’ve also had the opportunity to visit your plants, and what I saw reinforced everything I already believed about Modine Performance Technologies.

•	Your highly skilled teams, innovative culture, and relentless focus on quality and execution are values and attributes we are proud to share.

•	For those who might not be familiar with us, Gentherm is a global market leader of innovative thermal management and pneumatic comfort technologies.

•	Headquartered in Novi, Michigan, we operate globally in 13 countries with approximately 14,000+ employees and generated approximately $1.5 billion in revenue in 2025.

•	At our core, we’re both in the solutions business.

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Whether it’s comfort and safety in the car, or the performance of heavy-duty equipment, or efficiency in power generation, we both solve demanding problems where quality and reliability matter and execution is everything.

•	You bring proven strength in the commercial vehicle, heavy-duty, and power generation end markets, where scale, durability, and engineering rigor are the difference.

•	We bring advanced thermal management technologies, pneumatic and valve systems, and strong customer relationships in the light vehicle and medical end markets.

•	Building on our shared cultures of innovation, this positions us to deliver differentiated solutions, enhance growth, and create long-term shareholder value.

•	Put simply: our capabilities fit together and as one company we will be stronger than ever before.

•	And the timing couldn’t be better. The end markets we serve are evolving fast.

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Tighter emissions standards, reliable energy needs due to aging and unstable grid infrastructure, and demand for reconstruction of outdated public infrastructure are raising the bar for thermal and flow management solutions.

•	Customers will need more sophistication, more integration, and more innovation.

•	As one company, we will be positioned to lead, and to win.

•	That’s the opportunity ahead of us, and we are thrilled that we will be pursuing it together.

•	Once the transaction is complete, we will continue to operate under the Gentherm name, and I will continue to lead the company as CEO.

•	Our intent is to run Modine Performance Technologies as a division of Gentherm where Jeremy Patten will continue in his role as President.

•	We expect the transaction to close in the fourth quarter of calendar year 2026, and until then, Gentherm and Modine Performance Technologies will remain separate and continue to operate independently.

•	I look forward to getting to know you in the months to come, and we are committed to communicating with you openly to provide updates when we can.

•	Our future is bright – let’s build it together.

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy or exchange any securities or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. It does not constitute a prospectus or prospectus equivalent document. No offering or sale of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”), and otherwise in accordance with applicable law.

Additional Information and Where to Find It

In connection with the proposed transaction between Modine, SpinCo and Gentherm (the “Proposed Transaction”), the parties intend to file relevant materials with the U.S. Securities and Exchange Commission (the “SEC”), including, among other filings, a registration statement on Form S-4 to be filed by Gentherm (the “Form S-4”) that will include a preliminary proxy statement/prospectus of Gentherm and a definitive proxy statement/prospectus of Gentherm, the latter of which will be mailed to shareholders of Gentherm, and a registration statement on Form 10 to be filed by SpinCo that will incorporate by reference certain portions of the

Form S-4 and will serve as an information statement/prospectus in connection with the spin-off of SpinCo from Modine. INVESTORS AND SECURITY HOLDERS OF GENTHERM AND MODINE ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, THE INFORMATION STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT GENTHERM, MODINE, SPINCO, THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Form S-4 and the proxy statement/prospectus (when available) and other documents filed with the SEC by Gentherm, SpinCo or Modine through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Gentherm will be available free of charge on Gentherm’s website at ir.Gentherm.com under the tab “Financial Info” and under the heading “SEC Filings.” Copies of the documents filed with the SEC by Modine and SpinCo will be available free of charge on Modine’s website at investors.Modine.com under the tab “Financials” and under the heading “SEC Filings.”

Participants in the Solicitation

Gentherm, Modine and their respective directors and executive officers and other members of management and employees may be considered participants in the solicitation of proxies from Gentherm stockholders in connection with the Proposed Transaction. Information about the directors and executive officers of Gentherm is set forth in its Annual Report on Form 10-K for the year ended December 31, 2024, which was filed with the SEC on February 19, 2025, and its proxy statement for its 2025 annual meeting of shareholders, which was filed with the SEC on March 27, 2025. To the extent holdings of Gentherm’s securities by its directors or executive officers have changed since the amounts set forth in such filings, such changes have been or will be reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Beneficial Ownership on Form 4 filed with the SEC. Information about the directors and executive officers of Gentherm and other information regarding the potential participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the Proposed Transaction. Information about the directors and executive officers of Modine is set forth in its Annual Report on Form 10-K for the year ended March 31, 2025, which was filed with the SEC on May 21, 2025, and its proxy statement for its 2025 annual meeting of shareholders, which was filed with the SEC on July 9, 2025. To the extent holdings of Modine’s securities by its directors or executive officers have changed since the amounts set forth in such filings, such changes have been or will be reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Beneficial Ownership on Form 4 filed with the SEC. You may obtain these documents (when they become available) free of charge through the website maintained by the SEC at www.sec.gov and from Gentherm’s website and Modine’s website as described above.

Cautionary Statement Regarding Forward-Looking Statements

This communication includes “forward-looking statements” as that term is defined in Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding the Proposed Transaction among Gentherm, Modine and SpinCo. These forward-looking statements may be identified by the words “believe,” “feel,” “project,” “expect,” “anticipate,” “appear,” “estimate,” “forecast,” “outlook,” “target,” “endeavor,” “seek,” “predict,” “intend,” “suggest,” “strategy,” “plan,” “may,” “could,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” or the negative thereof or variations thereon or similar terminology generally intended to identify forward-looking statements. All statements, other than historical facts, including, but not limited to, statements regarding the expected timing and structure of the Proposed Transaction, the ability of the parties to complete the Proposed Transaction, the expected benefits of the Proposed Transaction, including future financial and operating results, anticipated strategic benefits of the Proposed Transaction, the amount and timing of synergies from the Proposed Transaction, the tax consequences of the Proposed Transaction, the terms and scope of the expected financing in connection with the Proposed Transaction, the aggregate amount of indebtedness of the combined company following the closing of the Proposed Transaction, the combined company’s plans, objectives, expectations and intentions, legal, economic and regulatory conditions, and any assumptions underlying any of the foregoing, are forward-looking statements.

These forward-looking statements are based on Gentherm’s and Modine’s current expectations and are subject to risks and uncertainties surrounding future expectations generally. Actual results could differ materially from those currently anticipated due to a number of risks and uncertainties, many of which are beyond Gentherm’s and Modine’s control. None of Gentherm, Modine, SpinCo or any of their respective directors, executive officers, advisors or representatives make any representation or provide any assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements will actually occur, or if any of them do occur, what impact they will have on the business, results of operations or financial condition of Gentherm, Modine or the combined business. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements, including developments that could have a material adverse effect on Gentherm’s and Modine’s businesses and the ability to successfully complete the Proposed Transaction and realize its benefits. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, (1) that one or more closing conditions to the Proposed Transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Proposed Transaction, may require conditions, limitations or restrictions in connection with such approvals or that the required approval by the shareholders of Gentherm may not be obtained; (2) the risk that the Proposed Transaction may not be completed on the terms or in the time frame expected by Gentherm, Modine and SpinCo, or at all; (3) unexpected costs, charges or expenses resulting from the Proposed Transaction; (4) uncertainty of the expected financial performance of the combined company following completion of the Proposed Transaction; (5) failure to realize the anticipated benefits of the Proposed Transaction, including as a result of delay in completing the Proposed Transaction or integrating the businesses of Gentherm and SpinCo, on the expected timeframe or at all; (6) the ability of the combined company to implement its business strategy; (7) difficulties and delays in the combined company achieving revenue and cost synergies; (8) inability of the combined company to retain and hire key personnel; (9) the occurrence of any event that could give rise to termination of the Proposed Transaction; (10) the risk that shareholder litigation in connection with the Proposed Transaction or other litigation, settlements or investigations may affect the timing or occurrence of the Proposed Transaction or result in significant costs of defense, indemnification and liability; (11) evolving legal, regulatory and tax regimes; (12) changes in general economic and/or industry specific conditions or any volatility resulting from the imposition of and changing policies, including those policies with respect to tariffs; (13) actions by third parties, including government agencies; (14) the risk that the anticipated tax treatment of the Proposed Transaction is not obtained; (15) the risk of greater than expected difficulty in separating the business of SpinCo from the other businesses of Modine; (16) risks related to the disruption of management time from ongoing business operations due to the pendency of the Proposed Transaction, or other effects of the pendency of the Proposed Transaction on the relationship of any of the parties to the Proposed Transaction with their employees, customers, suppliers, or other counterparties; and (17) other risk factors detailed from time to time in Gentherm’s and Modine’s reports filed with the SEC, including Gentherm’s and Modine’s annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and other documents filed with the SEC, including documents that will be filed with the SEC in connection with the Proposed Transaction. The foregoing list of important factors is not exclusive.

Any forward-looking statements speak only as of the date of this communication. None of Gentherm, Modine or SpinCo undertakes, and each party expressly disclaims, any obligation to update any forward-looking statements, whether as a result of new information or development, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

Use of Non-GAAP Financial Measures

In addition to the financial measures presented in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”), this communication includes certain non-GAAP financial measures (collectively, the “Non-GAAP Measures”), such as adjusted EBITDA, adjusted EBITDA margin, net leverage ratio, and adjusted EPS. These Non-GAAP Measures should not be used in isolation or as a substitute or alternative to results determined in accordance with U.S. GAAP. In addition, Gentherm’s and Modine’s definitions of these Non-GAAP Measures may not be comparable to similarly titled non-GAAP financial measures reported by other companies. Gentherm has presented its expectations regarding Adjusted EBITDA without the corresponding GAAP metric or a reconciliation to a corresponding GAAP metric as such information is not available without unreasonable effort at the time of the release of this preliminary financial information.

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